Dr. Jennifer Zimmerman

As an anesthesiologist, I have spent my career learning and practicing the best and safest ways to take care of my patients. As a mother, I have spent equal time and energy taking care of my children, providing them with the healthiest and most nutritional foods to feed them and the safest, non toxic products to use on their bodies. As all moms know, getting kids to use sunscreen can be a battle that leaves both parties scarred. "I don't like the smell," they say. "It burns my eyes," cries another. The frustration mounts, the kids run away and moms are never sure that the kids are fully protected from the sun's damaging UVA/UVB rays.

In March of 2018, my husband told me he was having a meeting with a friend about a company that is making a new system for delivering sunscreen and asked if I would like to join in that meeting. My curiosity peaked and it was then I met Terry Zickerman, a bright and caring man who had a truly brilliant idea. He was in the process of developing a sunscreen that is completely non toxic to people and the environment and was looking for investors to further this important endeavor. I completely connected to what Terry was trying to achieve, providing people with a completely safe and non toxic sunscreen that is good for themselves and the environment. I wanted to be a part of this company because I truly believed that this product needed to come to market.

Now that Love Sun Body Mineral Sunscreen has come to market, I finally have a product that I can safely use on myself and my family. It has a nice, neutral smell and does not burn our eyes when first applied or when it drips into our eyes on hot and humid days. I do not get arguments from my children when I give them this sunscreen to use and we all feel good that we are not harming our precious oceans and reefs while protecting ourselves from the sun's harmful rays.

Dr. Jennifer Zimmerman, MD